Exhibit (a)(7)



                                 [ImClone logo]


                          ImClone Systems Incorporated
                                180 Varick Street
                               New York, NY 10014


                                                        September 28, 2001


Dear Stockholders:

     I am pleased to inform you that on September 19, 2001, ImClone Systems Incorporated entered into an acquisition agreement (the "Acquisition Agreement") with Bristol-Myers Squibb Company and Bristol-Myers Squibb Biologics Company, providing for the tender offer (the "Offer") by Bristol-Myers Squibb Biologics Company to purchase up to 14,392,003 shares of ImClone common stock (representing approximately 19.9% of the outstanding shares as of September 19, 2001) for $70.00 share, net to the seller in cash. In addition to the Acquisition Agreement, ImClone and Bristol-Myers Squibb Company have entered into a commercial agreement providing for the co-development and co- promotion of IMC-C225, ImClone's principal investigational cancer drug, in the United States, Canada and Japan.

     Your Board of Directors, at a meeting duly called and held on September 19, 2001, by a unanimous vote of those directors present and voting, (i) approved the Acquisition Agreement and the transactions contemplated thereby and (ii) approved of and consented to the Offer. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached Schedule 14D-9. Among other things, the Board of Directors considered the written opinion, dated September 19, 2001, of ImClone's financial advisor, Morgan Stanley & Co. Incorporated, to the effect that, based on and subject to the considerations set forth therein, as of such date, the $70.00 per share consideration to be received by ImClone stockholders pursuant to the Offer is fair, from a financial point of view, to such stockholders.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Offer to Purchase of Bristol-Myers Squibb Biologics Company, together with related materials, including a Letter of Transmittal to be used for tendering your shares. Completion of the tender offer is subject to a number of conditions that are discussed in the Offer to Purchase.

     These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

     On behalf of the management and the Board of Directors of ImClone Systems Incorporated, we thank you for your continued support.


                                          Sincerely,


                                          /s/ Samuel D. Waksal, Ph.D.
                                          -------------------------------------
                                          Samuel D. Waksal, Ph.D.
                                          President and Chief Executive Officer